UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. )*
                       BAYCORP HOLDINGS, LTD.
                         (Name of Issuer)
                   Common Stock, $.01 par value
                 (Title of Class of Securities)
                          072728108
                         (CUSIP Number)
                          Alan M. Stark
                         80 Main Street
                  West Orange, New Jersey 07052
                       (201)325-8660
(Name Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
                       January 24, 1997
     (Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].



Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D


CUSIP No.   072728108
__________________________________________________________________
     1) Names of Reporting Person (S.S. or I.R.S. Identifi-cation No. of Above Person):

           LEON G. COOPERMAN
           S.S. No. ###-##-####
 _________________________________________________________________
     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
                                                          (a) [X]
                                                          (b) [ ]
_________________________________________________________________
     3)   SEC Use Only
_________________________________________________________________
     4)   Source of Funds:
          WC
_________________________________________________________________
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
          NOT APPLICABLE
_________________________________________________________________
     6)   Citizenship or place of Organization:
          UNITED STATES
_________________________________________________________________
               (7)  Sole voting Power
Number of           2,266,520
Shares Bene-   --------------------------------------------------
ficially       (8)  Shared Voting Power
owned by              443,980
Each Report-   --------------------------------------------------
ing Person     (9)  Sole Dispositive Power
With                2,266,520
               --------------------------------------------------
               (10) Shared Dispositive Power
                      443,980

________________________________________________________________
     11)  Aggregate Amount Beneficially Owned by Each Reporting
          Person:   2,710,500
_________________________________________________________________
     12)  Check if the Aggregate Amount in Row (11):
                    N/A
_________________________________________________________________
     13)  Percent of Class Represented by Amount in Box (11):
                    32.4%
_________________________________________________________________
     14)  Type of Reporting Person
               IN

                          SCHEDULE 13D


CUSIP No.   072728108
__________________________________________________________________
     1) Names of Reporting Person (S.S. or I.R.S. Identifi-cation No. of Above Person):

           OMEGA CAPITAL PARTNERS, L.P.
           13-3628306
 _________________________________________________________________
     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
                                                          (a) [X]
                                                          (b) [ ]
_________________________________________________________________
     3)   SEC Use Only
_________________________________________________________________
     4)   Source of Funds:
          WC
_________________________________________________________________
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
          NOT APPLICABLE
_________________________________________________________________
     6)   Citizenship or place of Organization:
          UNITED STATES
_________________________________________________________________
               (7)  Sole voting Power
Number of           1,031,760
Shares Bene-   --------------------------------------------------
ficially       (8)  Shared Voting Power
owned by                 -0-
Each Report-   --------------------------------------------------
ing Person     (9)  Sole Dispositive Power
With                1,031,760
               --------------------------------------------------
               (10) Shared Dispositive Power
                        -0-

_________________________________________________________________
     11)  Aggregate Amount Beneficially Owned by Each Reporting
          Person:   1,031,760
_________________________________________________________________
     12)  Check if the Aggregate Amount in Row (11):
                    N/A
_________________________________________________________________
     13)  Percent of Class Represented by Amount in Box (11):
                    12.3%
_________________________________________________________________
     14)  Type of Reporting Person
               PN

                          SCHEDULE 13D


CUSIP No.   072728108
__________________________________________________________________
     1) Names of Reporting Person (S.S. or I.R.S. Identifi-cation No. of Above Person):

           OMEGA INSTITUTIONAL PARTNERS, L.P.
           13-3633614
 _________________________________________________________________
     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
                                                          (a) [X]
                                                          (b) [ ]
_________________________________________________________________
     3)   SEC Use Only
_________________________________________________________________
     4)   Source of Funds:
          WC
_________________________________________________________________
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
          NOT APPLICABLE
_________________________________________________________________
     6)   Citizenship or place of Organization:
          UNITED STATES
_________________________________________________________________
               (7)  Sole voting Power
Number of              76,520
Shares Bene-   --------------------------------------------------
ficially       (8)  Shared Voting Power
owned by                 -0-
Each Report-   --------------------------------------------------
ing Person     (9)  Sole Dispositive Power
With                   76,520
               --------------------------------------------------
               (10) Shared Dispositive Power
                         -0-

_________________________________________________________________
     11)  Aggregate Amount Beneficially Owned by Each Reporting
          Person:   76,520
_________________________________________________________________
     12)  Check if the Aggregate Amount in Row (11):
                    N/A
_________________________________________________________________
     13)  Percent of Class Represented by Amount in Box (11):
                    0.9%
_________________________________________________________________
     14)  Type of Reporting Person
               PN

                          SCHEDULE 13D


CUSIP No.   072728108
__________________________________________________________________
     1) Names of Reporting Person (S.S. or I.R.S. Identifi-cation No. of Above Person):

           OMEGA ADVISORS, INC.
           13-3628307
 _________________________________________________________________
     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
                                                          (a) [X]
                                                          (b) [ ]
_________________________________________________________________
     3)   SEC Use Only
_________________________________________________________________
     4)   Source of Funds:
          WC
_________________________________________________________________
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
          NOT APPLICABLE
_________________________________________________________________
     6)   Citizenship or place of Organization:
          UNITED STATES
_________________________________________________________________
               (7)  Sole voting Power
Number of           1,158,240
Shares Bene-   --------------------------------------------------
ficially       (8)  Shared Voting Power
owned by               443,980
Each Report-   --------------------------------------------------
ing Person     (9)  Sole Dispositive Power
With                1,158,240
               --------------------------------------------------
               (10) Shared Dispositive Power
                       443,980

_________________________________________________________________
     11)  Aggregate Amount Beneficially Owned by Each Reporting
          Person:   1,602,220
_________________________________________________________________
     12)  Check if the Aggregate Amount in Row (11):
                    N/A
_________________________________________________________________
     13)  Percent of Class Represented by Amount in Box (11):
                    19.1%
_________________________________________________________________
     14)  Type of Reporting Person
               IA

Item 1.   Security and Issuer.
          This statement relates to the common stock, $.01 par value (the "Common Stock" or the "Shares"), of BAYCORP HOLDINGS, LTD. the ("Company"), which has its principal executive offices at Cocheco Falls Millworks, 100 Main Street, Dover, New Hampshire 03820.
Item 2.   Identity and Background.
          This statement is being filed by Leon G. Cooperman, ("Cooperman"), Omega Capital Partners, L.P., Omega Institutional Partners, L.P., and Omega Advisors, Inc. Cooperman is the Managing Member of Omega Associates, L.L.C. ("Associates"), a limited liability company organized under the laws of the State of Delaware. Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. Associates is the general partner of two limited partnerships organized under the laws of Delaware known as Omega Capital Partners, L.P., and Omega Institutional Partners, L.P. They are private investment firms engaged in the purchase and sale of securities for investment for their own accounts. The business address of Cooperman and the principal business and office of Associates, Omega Capital Partners, L.P., and Omega Institutional Partners, L.P., is c/o Omega Advisors, Inc., 88 Pine Street, Wall Street Plaza - 31st Floor, New York, New York 10005. Cooperman is a citizen of the United States.
          Cooperman is also the President and majority stockholder of Omega Advisors, Inc., a Delaware corporation, engaged in providing investment management. The address of the principal business and office of Omega Advisors, Inc. is 88 Pine Street, Wall Street Plaza - 31st Floor, New York, New York 10005. Omega Advisors, Inc. serves as investment manager to Omega Overseas Partners, Ltd., and Omega Overseas Partners II, Ltd., and Cooperman is deemed to control said entities. Omega Overseas Partners, Ltd., is a Cayman Island corporation, with a business address at British American Tower, Third Floor, Jennrett Street, Georgetown, Grand Cayman Island, British West Indies. Omega Overseas Partners II, Ltd. is a Cayman Island corporation, with a business address c/o Hemisphere House, 9 Church Street, Hamilton HM 11, Bermuda. Omega Advisors, Inc. also serves with discretionary power as investment manager to unrelated third parties (herein referred to as the "Managed Account").
          Neither Cooperman nor any of the investment entities controlled by him have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration. Cooperman beneficially owns 2,710,500 Shares. Of this amount, 1,031,760 Shares were purchased by Omega Capital Partners, L.P., at a cost of $7,511,493; 76,520 Shares were purchased by Omega Institutional Partners, L.P., at a cost of $557,089; 1,158,240 Shares were purchased by Omega Overseas Partners, Ltd., at a cost of $8,439,207; and 443,980 Shares were purchased by the



Managed Account at a cost of $3,233,364. The source of funds for the purchase of all such Shares was investment capital.
Item 4.  Purpose of Transaction.
          On January 1, 1997, Omega Institutional Partners, L.P. effected a transfer of its shares in Great Bay Power Corporation ("Great Bay") as follows: 88,000 Shares thereof to the Managed Account and 719,000 shares thereof to Overseas Partners, Ltd. On February 1, 1997, Overseas Partners, II, Ltd. effected a transfer of its Shares consisting of 57,380 Shares to Overseas Partners, Ltd. Otherwise, each of the filers herein acquired the Shares in exchange for shares of common stock of Great Bay Power Corporation ("Great Bay") pursuant to the latter's reorganization effective January 24, 1997 (the "Reorganization").
          The filers have acquired the Shares for investment purposes, and only in the ordinary course of business.
          In the ordinary course of business, the files from time to time evaluate holdings of securities, and based on such evaluation, he may determine to acquire or dispose of securities of specific issuers.
          The filers herein have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
          Based upon the information contained in Great Bay's Form 10Q for the quarterly period ended September 30, 1996 filed with the Securities & Exchange Commission, there were issued and outstanding 8,373,448 shares of common stock as of November 8, 1996. Based on the exchange of one (1) share of the Company's Common Stock for one (1) share of Great Bay's common stock under the Reorganization, there is, for purposes herein, deemed to be outstanding a total of 8,373,448 shares of Common Stock. Omega Capital Partners, L.P., owns 1,031,760 Shares, or 12.3% of those outstanding; Omega Institutional Partners, L.P., owns 76,520 Shares, or 0.9% of those outstanding; Omega Overseas Partners, Ltd., owns 1,158,240 Shares, or 13.8% of those outstanding; and the Managed Account owns 443,980 Shares, or 5.3% of those outstanding. Cooperman possesses sole power to vote and direct the disposition of all Shares of Common Stock owned by Omega Overseas Partners. As to the 443,980 Shares owned by the Managed Account, there would be shared power to dispose or to direct the disposition of such Shares because the owners of the Managed Account may be deemed beneficial owner of such Shares pursuant to Rule 13d-3 under the Act as a result of their right to terminate the discretionary account within a period of 60 days.

          Except for transfers noted under Item 4, there were no transactions by each of Omega Capital Partners, L.P., Omega
Institutional Partners, L.P., Omega Overseas Partners, Ltd., Omega Overseas Partners II, Ltd., and the Managed Account in shares of
Common Stock within the 60 day period prior to this filing.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.
         There is no material to be filed as Exhibits.
                         Signature
          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 20, 1997

/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, pursuant to Power of
Attorney on file.


/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, as Managing Member of
Omega Associates, L.L.C. on behalf
of Omega Capital Partners, L.P.,
pursuant to Power of Attorney on file.


/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, as Managing Member of
Omega Associates, L.L.C. on behalf
of Omega Institutional Partners, L.P.,
pursuant to Power of Attorney on file.

/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, as President of Omega
Advisors, Inc., pursuant to Power
of Attorney on file.


ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                          SCHEDULE 13D


CUSIP NO. 072728108


                            EXHIBIT A

                     JOINT FILING AGREEMENT



          The undersigned hereby agree that the statement on
Schedule 13D with respect to the Common Stock of BayCorp Holdings, Ltd., dated February 20, 1997, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-2(f) under the Securities Exchange Act of 1934, as amended.

Dated:  February 20, 1997


/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, pursuant to Power of
Attorney on file.


/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, as Managing Member of
Omega Associates, L.L.C. on behalf
of Omega Capital Partners, L.P.,
pursuant to Power of Attorney on file.


/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, as Managing Member of
Omega Associates, L.L.C. on behalf
of Omega Institutional Partners, L.P.,
pursuant to Power of Attorney on file.

/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, as President of Omega
Advisors, Inc., pursuant to Power
of Attorney on file.